--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                               (Amendment No. 1)
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                               ----------------

                    Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)

                               ----------------

                                   969133107
                     (CUSIP Number of Class of Securities)

                               ----------------

                               DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800
                               Portland, OR 97201
                                 (503) 227-5581
 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                             GARY L. SELLERS, ESQ.
                              MARIO A. PONCE, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                                 (212) 455-2000

                               ----------------

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on December 5, 2000, by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Item 3(c) is hereby amended by deleting the definition of the term "Employees" and defining the term to mean all employees with an annual salary equal to or in excess of $144,000 and certain other employees deemed advisable by the Board.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   Item 4(a) is hereby amended and restated in its entirety as follows:

   At a meeting held on December 11, 2000, Willamette's Board of Directors carefully considered the terms and conditions of the Weyerhaeuser Offer, extensive presentations by management and its legal and financial advisors and other relevant factors permitted by applicable law, including the social, legal and economic effects on employees, customers and suppliers of the Company and on the communities and geographical areas in which the Company and its subsidiaries operate, the economy of the state and the nation, the long-term as well as the short-term interests of the Company and its shareholders, as well as the possibility that these interests may be best served by the continued independence of the Company.

   FOR THE REASONS DESCRIBED BELOW, WILLAMETTE'S BOARD OF DIRECTORS UNANIMOUSLY CONCLUDED, AMONG OTHER THINGS, THAT THE WEYERHAEUSER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY, ITS SHAREHOLDERS AND OTHER CONSTITUENCIES. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF WILLAMETTE COMMON STOCK REJECT THE WEYERHAEUSER OFFER AND NOT TENDER THEIR SHARES TO THE PURCHASER.

   Reasons for the Board of Directors' Recommendation.

   In reaching its conclusions and recommendation described above, Willamette's Board of Directors considered a number of factors, including the following:

  . The Board's belief, based on the factors further described below, that the Offer Price is inadequate and that the Weyerhaeuser Offer does not reflect the long-term value inherent in the Company;

  . The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries;

  . The Board's belief that the Offer Price does not reflect the significant value-enhancing initiatives taken by the Company over the last few years aimed at seizing market opportunity and increasing earnings per share growth; and management's belief that, based on the current pricing environment, if all of the value-enhancing initiatives were complete, they would add in excess of $340 million to annual earnings before interest, taxes, depreciation and amortization;

  . The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the Company's long-term strategic plan, the various value-enhancing opportunities available to the Company in the future and recent trends and developments in the industry;

  . The disruptive effect consummation of the Weyerhaeuser Offer would have on the Company's employees, suppliers and customers and the communities and geographical areas where the Company operates;

  . The fact that over the last ten years, the Company's earnings per share growth has been more than five times the industry composite/1/ and nearly three times the large cap composite/2/;

  . The fact that over the last two years ending November 10, 2000 (the last trading day prior to the public announcement of the November 6 Proposal), the performance of the Willamette Common Stock has exceeded both the Standard & Poors ("S&P") Paper and Forest Products Index and the S&P 500;

  . The fact that the stock price performance of the Willamette Common Stock has been double that of the S&P Paper and Forest Products Index over the period 1991 to 2000 (through November 10, 2000), and has almost matched the S&P 500 performance over that period (despite a very difficult decade for the industry and an extraordinarily good performance for the S&P 500);

  . The fact that, prior to the public announcement of the November 6 Proposal, the Willamette Common Stock traded at a 52-week high of $50.50 in January 2000 and an all-time high of $52.13 in July 1999;

  . The Board's belief, in light of the terms of the Weyerhaeuser Offer, the Company's inherent earnings power and long-term strategic plan, that the interests of the Company, its shareholders and other constituencies would best be served by the Company continuing as an independent entity;

  . The Board's view that the Weyerhaeuser Offer is an opportunistic attempt to acquire one of the industry's leading franchises when stock prices are depressed;

  . The fact that the Company is not for sale, but that if it were for sale, the Board noted the following factors that indicated that Weyerhaeuser or another party should be willing to pay significantly in excess of the Offer Price:


     . The Board's belief that based on the $300 million in synergies that Weyerhaeuser has publicly projected (and the $330 to $645 million synergy range provided by Weyerhaeuser to the Company in a private meeting in September 1998) and the analysts' consensus earnings and cash flow estimates for Weyerhaeuser and the Company, Weyerhaeuser could pay significantly in excess of the Offer Price;

     . The fact that the Offer Price is below the market price of $49.00 of the Willamette Common Stock on the New York Stock Exchange on December 11, 2000, the last trading day prior to the date of this Amendment to the Schedule 14D-9;

     . The fact that premiums paid in comparable industry deals over the last six months exceed the premium implied by the Weyerhaeuser Offer; for instance, Stora Enso paid a 69% premium (relative to the day prior to the announcement) for Consolidated Papers, a 34% premium to Consolidated Papers' 52-week high, and a 28% premium to its all time high while the Weyerhaeuser Offer values the Willamette Common Stock at a 38% premium relative to the day prior to the public announcement of the November 6 Proposal, a 5% discount to its 52-week high and an 8% discount to its all time high; and

     . The Board's belief that, based on the increased stock prices of comparable companies in the industry since November 10, 2000, the premium implied by the Weyerhaeuser Offer (relative to the day prior to the public announcement of the November 6 Proposal) is significantly lower than 38%;
--------
/1/The industry composite is comprised of Boise Cascade Corporation, Bowater Inc., Chesapeake Corporation, Georgia-Pacific Corporation, International Paper Company, Longview Fibre Company, Louisiana Pacific Corporation, Mead Corporation, Temple Inland, Inc., Westvaco Corporation and Weyerhaeuser Company.
/2/The large cap composite is comprised of International Paper Company, Georgia-Pacific Corporation and Weyerhaeuser Company.

  . The significant uncertainties and contingencies associated with the Weyerhaeuser Offer, including conditions which are (a) in the sole discretion of Weyerhaeuser, (b) subject to external events not directly related to the Company or (c) not within the control of the Company or Weyerhaeuser;

  . The Board's concern about whether the transaction as proposed by Weyerhaeuser could be completed in a timely manner in light of certain conditions contained in the Weyerhaeuser Offer relating to antitrust issues that arise from the transaction and that are currently under investigation by the Antitrust Division of the United States Department of Justice and the Oregon Attorney General's Office; in that regard, the Board noted that the Weyerhaeuser Offer is conditioned on there not being threatened, instituted or pending any action by any domestic or foreign governmental entity or by any other person seeking to impose limitations upon the ability of the Purchaser, Weyerhaeuser or any affiliate of Weyerhaeuser effectively to exercise full rights of ownership of the Willamette Common Stock;

  . The opinion of Goldman Sachs, financial advisor to the Company, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that, as of December 11, 2000, the Offer Price is inadequate, from a financial point of view, to the Company's shareholders (other than Weyerhaeuser and its affiliates); and

  . The Board of Directors' and management's commitment to protecting the best interests of the shareholders of the Company and enhancing the long-term value of the Company.

   In light of the above factors, Willamette's Board of Directors unanimously concluded, among other things, that the Weyerhaeuser Offer is inadequate and not in the best interests of the Company, its shareholders and other constituencies. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF WILLAMETTE COMMON STOCK REJECT THE WEYERHAEUSER OFFER AND NOT TENDER THEIR SHARES TO THE PURCHASER.

   The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to reject the Weyerhaeuser Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

   Item 4(b) is hereby amended by adding the following paragraphs at the end thereof:

   On December 12, 2000, Willamette's Board of Directors sent a letter to Weyerhaeuser's Board of Directors describing the Board's unanimous rejection of the Weyerhaeuser Offer. The text of the letter is included in the press release attached to the Amendment to the Schedule 14D-9 filed with the Commission as Exhibit (a)(2)(ii).

ITEM 8. ADDITIONAL INFORMATION.

   Item 8(a) is hereby amended by adding the following paragraph at the end thereof:

   On December 11, 2000, Weyerhaeuser commenced litigation against Willamette in the Oregon Circuit Court for Multnomah County alleging that the Company failed to provide Weyerhaeuser with materials in response to a demand by Weyerhaeuser to inspect the Company's shareholder lists, books and records. The Company believes that it has provided Weyerhaeuser with all shareholder materials required by the relevant Oregon statute and intends to vigorously contest the Weyerhaeuser lawsuit.

   Item 8(b) is hereby amended by adding the following paragraph at the end thereof:

   On December 11, 2000, Willamette's Board of Directors approved certain amendments to the Rights Agreement to provide, among other things, (i) that the Rights may only be redeemed by the Board prior to such time as any person becomes an Acquiring Person and (ii) that from and after such time as any person becomes an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of Rights. The amendments to the Rights Agreement are intended to prevent a hostile acquiror from attempting to coerce the Board or shareholders to act on an acquisition precipitously and without full consideration of an offer, alternatives to such offer and the effects either may have on the shareholders and other constituencies which the Board may consider under Oregon law. The Board will continue to have flexibility to redeem the Rights or amend the Rights Agreement at any time prior to such time as any person becomes an Acquiring Person. A copy of Amendment No. 1 to the Rights Agreement is attached to the Amendment to the Schedule 14D-9 filed with the Commission as Exhibit
(a)(5)(i).

   A new paragraph (g) is hereby added to Item 8 as follows:

   (g) Bylaw amendments.

   On December 11, 2000, Willamette's Board of Directors approved certain amendments to the Company's bylaws to, among other things, (i) provide that the annual meeting of shareholders will be held on such date and at such time as may be designated by the Board, (ii) require not more than one hundred and twenty-day and not less than ninety-day advance notice of shareholder proposals at annual meetings, and (iii) require a shareholder making a nomination of a person for election to the Board at an annual meeting or proposing business to be considered by the shareholders at an annual or special meeting to furnish certain information not presently required by the Company's bylaws. The bylaw amendments are intended to serve the purpose of reasonably regulating shareholder meetings and assuring that the shareholders and the Board will have a reasonable opportunity to thoughtfully consider shareholder proposals and director nominations and to allow for full information to be distributed to shareholders. A copy of the bylaws of the Company as amended through December 11, 2000 is attached to the Amendment to the Schedule 14D-9 filed with the Commission as Exhibit (a)(5)(ii).

   A new paragraph (h) is hereby added to Item 8 as follows:

   (h) Stock Purchase Plan amendments.

   On December 11, 2000, Willamette's Board of Directors approved certain amendments to the Stock Purchase Plan made effective as of December 31, 1997, by and between the Company and Wells Fargo Bank, N.A., as Trustee (as amended, the "Stock Purchase Plan") to, among other things, (i) authorize plan participants to determine whether shares of Willamette Common Stock allocated to their accounts under the Stock Purchase Plan should be tendered in response to a tender offer and (ii) provide that the Trustee will exercise discretion as to whether or not unallocated shares in the Stock Purchase Plan should be tendered in response to a tender offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit (a)(2)(i) Form of Letter to Shareholders of the Company, dated December 12, 2000.*

   (a)(2)(ii) Form of Press Release, dated December 12, 2000.

   (a)(5)(i) Amendment No. 1 to Rights Agreement dated as of February 25, 2000 by and between Willamette Industries, Inc. and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C).

   (a)(5)(ii) Bylaws of the Company as amended through December 11, 2000.

   This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Although the Company believes the expectations reflected in such forward-looking
--------
* Included in copies mailed to shareholders.

statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of the Company, including, but not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including price pressures; the cost and availability of wood fiber; the effect of natural disasters on Willamette's timberlands; construction delays; risk of nonperformance by third parties; the impact of environmental regulations and other costs associated with complying with such regulations, and other risks described from time to time in the Company's reports with the Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WILLAMETTE INDUSTRIES, INC.

                                                  /s/ DUANE C. MCDOUGALL
                                          By : ________________________________
                                            Name: Duane C. McDougall
                                            Title: President and Chief
                                            Executive Officer
Dated: December 12, 2000

                                 EXHIBIT INDEX

  Exhibit
  -------
 (a)(2)(i)  Form of Letter to Shareholders of the Company, dated December 12,
            2000.*
 (a)(2)(ii) Form of Press Release, dated December 12, 2000.
 (a)(5)(i)  Amendment No. 1 to Rights Agreement dated as of February 25, 2000 by and between Willamette Industries, Inc. and Mellon Investor
            Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C).
 (a)(5)(ii) Bylaws of the Company as amended through December 11, 2000.

--------
* Included in copies mailed to shareholders.